UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: November 17, 2020

(Date of earliest event reported)

Alzamend Neuro, Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of

Incorporation or Organization)

3802 Spectrum Boulevard, Suite 112C

Tampa, Florida 33612

(Full mailing address of principal executive offices)

(844) 722-6333

(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value 0.0001 per share

Item 9.  Other Events.

On November 16, 2020, Alzamend Neuro, Inc., a Delaware corporation (the “Company”), issued a press release announcing that mandatory registration is closing on the morning of its Shareholder and Investor Conference Call and Webcast to be held at 2:00 p.m. PT on November 17, 2020. The conference will be led by Founder and Chairman, Milton “Todd” Ault, III, and Stephan Jackman, the Company’s CEO and Director, to discuss the contents of a presentation prepared by the Company (the “Presentation”).

Copies of the press release and the Presentation are furnished herewith as Exhibits 15.1 and 15.2, respectively, and are incorporated by reference herein.

The information contained herein shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall the information be deemed incorporated by reference into any of our Securities and Exchange Commission filings, except as shall be expressly set forth by specific reference in such a filing. The furnishing of the information in this Current Report on Form 1-U constitutes material investor information that is not otherwise publicly available.

This Current Report on Form 1-U and exhibits may contain these types of statements, which are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and which involve risks, uncertainties and reflect the Registrant’s judgment as of the date of this Current Report on Form 1-U. Forward-looking statements may relate to, among other things, operating results and are indicated by words or phrases such as “expects,” “should,” “will,” and similar words or phrases. These statements are subject to inherent uncertainties and risks that could cause actual results to differ materially from those anticipated at the date of this Current Report on Form 1-U. Investors are cautioned not to rely unduly on forward-looking statements when evaluating the information presented within.

EXHIBIT INDEX

Exhibit No.	Exhibit Title

15.1	Press Release issued by Alzamend Neuro, Inc., on November 16, 2020
15.2	Shareholder and Investor Conference Call and Webcast Presentation

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALZAMEND NEURO, INC.

By: /s/	Stephan Jackman
Stephan Jackman
Chief Executive Officer

Date:  November 17, 2020